Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 4

DATED AUGUST 29, 2007

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 4 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 1 dated August 6, 2007, Supplement No. 2 dated August 14, 2007 and Supplement No. 3 dated August 16, 2007.  This supplement updates certain information in the prospectus sections entitled “Prospectus Summary,” “Management,” “Description of Real Estate Assets” and “Plan of Distribution,” as described below.  You should read this Supplement No. 4 together with our prospectus dated August 1, 2007 and each of the foregoing supplements thereto.

Prospectus Summary

Distribution Policy

This subsection modifies the discussion contained in the prospectus under the heading “Prospectus Summary – Distribution Policy,” which begins on page 10 of the prospectus, and all similar discussions appearing throughout the prospectus.

Effective November 1, 2007, we will begin paying cash distributions equal to $0.62 per share on an annualized basis.  Distributions at this rate would result in a 6.2% annualized return on a share purchased for $10.00. Because we pay distributions in arrears, the cash distribution paid in December 2007 will be the first to reflect this increase.

Management

Inland Affiliated Companies

The first paragraph of this subsection, which begins on page 98 in the “Management” section of the prospectus, has been updated to include the following:

In the July 2007 issue of National Real Estate Investor, The Inland Real Estate Group of Companies was ranked twenty-first in a survey of the top twenty-five owners of office space as of December 31, 2006.

Description of Real Estate Assets

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 151 of the prospectus.  Specifically, the table below provides summary information, by segment, regarding the location, gross leasable area in square feet (“GLA”), where applicable, and character of the properties acquired during the period beginning July 15, 2007 and ending August 24, 2007. Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the subheading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.

Retail Properties	Date Acquired	Year Constructed or Renovated	GLA Occupied	% Occupied as of 08/15/07	No. of Tenants as of 08/15/07	Total GLA	Mortgage Payable ($)

Washington Park Plaza –Homewood, Illinois	07/24/07	2006-2007	227,772	97	27	235,160	30,600,000
Wickes Furniture –Lake Zurich, Illinois	08/15/07	2006	42,764	100	1	42,764	5,767,155

Industrial/Distribution Properties	Date Acquired	Year Constructed or Renovated	GLA Occupied	% Occupied as of 08/15/07	No. of Tenants as of 08/15/07	Total GLA	Mortgage Payable ($)

11500 Melrose Avenue –Franklin Park, Illinois	07/26/07	1969/1984	97,766	100	1	97,766
UPS e Logistics –Elizabethtown, Kentucky	08/17/07	2001	400,000	100	1	400,000
Anheuser Busch –Devens, Massachusetts	08/17/07	2000	183,900	100	1	183,900
Bradley - Coloma Road –Coloma, Michigan	08/17/07	1966	423,230	100	1	423,230

Multi-Family Properties	Date Acquired	Year Constructed or Renovated	GLA Occupied	% Occupied as of 08/15/07	No. of Tenants as of 08/15/07	Total GLA	No. of Rooms as of 08/15/07	Mortgage Payable ($)

University House at UAB (14th Street) –Birmingham, Alabama	08/17/07	2007	(1)	59	N/A	189,459	162

(1)

This is a newly constructed 496 bed, mid-rise off-campus student apartment property that is currently in the leasing phase of operations.

Undeveloped Parcels of Land	Date Acquired	Total Acres

Block 121 –Birmingham, Alabama	07/16/07	3.0

Cityville – Oak Park –Dallas, Texas	08/02/07	20.25

Potential Acquisitions

This subsection, which begins on page 168 in the “Description of Real Estate Assets” section of the prospectus, has been updated and modified as follows:

We have identified the following properties as potential acquisitions:

Streets of Cranberry.  We anticipate entering into a joint venture with Streets of Cranberry, Ltd., an unaffiliated third party (“SOCL”).  The joint venture will hold fee title to a newly constructed shopping center known as Streets of Cranberry, containing approximately 89,923 gross leasable square feet.  The center is located at Rochester Road and Route 19 in Cranberry Township, Pennsylvania.  Streets of Cranberry was built between 2006 and 2007.  As of August 15, 2007, Streets of Cranberry was 91% occupied, with a total of approximately 81,923 square feet leased to twenty tenants.

SOCL will contribute the property to the joint venture, and we will make a capital contribution to the joint venture in the amount of $35.4 million, which represents the property’s total purchase price.  In return, we will receive approximately 95% of the equity interests in the joint venture, and SOCL will receive approximately 5% of the equity interests.  SOCL may receive additional equity interests in the joint venture as part of an earnout arrangement with respect to approximately 8,000 gross leasable square feet of vacant and unoccupied space.  During the earnout period, SOCL will be entitled to receive the additional interests in the joint venture when vacant, unoccupied spaces are leased and the tenants have taken possession and commenced paying rent.  After SOCL has received its preferred return, we will earn, through our subsidiary member, a preferred return on our invested capital.  We will have the option to purchase all of the joint venture interests of SOCL for a purchase price equal to the sum of (1) the invested capital of SOCL plus (2) a 6% per annum return on invested capital, as adjusted from time to time, less distributions.

Forest Plaza.  We anticipate purchasing a fee simple interest in a retail center known as Forest Plaza, which contains approximately 56,941 gross leasable square feet (excluding ground lease space).  The center is located at 760, 774, 790, 800 and 832 West Johnson Street in Fond du Lac, Wisconsin.  Forest Plaza was built in 1979 and renovated in 2004 and 2007.  As of August 15, 2007, this property was 100% occupied and leased to five tenants (excluding two ground lease tenants).  We anticipate purchasing this property from an unaffiliated third party, Forest Plaza, LLC for approximately $18.6 million.  If we acquire this property, we will assume a mortgage loan in the principal amount of $2.3 million and will pay the remaining amount of the purchase price, approximately $16.3 million, in cash at closing.  The interest rate of the loan will be fixed at 5.75% per annum.  The loan will require us to make monthly interest-only payments until the loan matures on April 1, 2015.  The unpaid principal balance and all accrued unpaid interest thereon will be due upon maturity.  We may, under certain circumstances, prepay the unpaid principal balance of the loan in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.  Our obligation will be secured by a first priority mortgage on the property.

High Ridge Park I & II. We anticipate purchasing a fee simple interest in an office center known as High Ridge Park I & II, which contains approximately 52,489 gross leasable square feet.  The center is located at 6860-6880 North Frontage Road in Burr Ridge, Illinois.  High Ridge Park I & II was constructed from 2002 to 2004.  As of August 15, 2007, this property was 100% occupied and leased to four tenants, including one ground lease.  We anticipate purchasing this property from unaffiliated third parties, Sheboygan Holdings, LLC, Yawkey Holdings, LLC and LCM Funds 7-Burr Ridge, LLC for approximately $12.4 million.  If we acquire this property, we will assume a mortgage loan in the principal amount of $8.7 million from Key Bank and will pay the remaining amount of the purchase price, approximately $3.7 million, in cash at closing.  The interest rate of the loan will be fixed at 5.62% per annum.  The loan will require us to make monthly principal and interest payments in the amount of $50,055, based on a thirty year amortization, until the loan matures in May 2015.  The unpaid principal balance and all accrued unpaid interest thereon will be due upon maturity.  We may, under certain circumstances, prepay the unpaid principal balance of the loan in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.  Our obligation will be secured by a first priority mortgage on the property.

Hilton University of Florida Hotel & Convention Center – Gainesville. We anticipate acquiring a leasehold interest in the property known as the Hilton University of Florida Hotel & Convention Center, a full service hotel with 248 rooms and over 21,000 square feet of meeting space.  The hotel is located at the intersection of Hull Road and Southwest 34th Street on the southwest corner of the University of Florida campus in Gainesville, Florida.  The hotel is subject to a long-term ground sublease with the University of Florida, which leases the land from the State of Florida. The annual ground lease rent for the hotel is approximately $40,000 per annum and the seventy-five year term of the sublease commenced in April 1998. The hotel will be managed by the current manager, Davidson Hotel Group.  The hotel was originally built in 1999 and opened in April 2000 as the Doubletree Hotel and Harrison Conference Center, until it was rebranded and repositioned in May 2003.  We anticipate purchasing the leasehold interest for approximately $50 million in cash, and may later borrow monies using the property as collateral.

Financing Transactions

This subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Financing Transactions,” which begins on page 169 of the prospectus.  Specifically, the table below summarizes, for the period beginning July 15, 2007 and ending August 24, 2007,  the material terms of any outstanding loans that we or our subsidiaries obtained, or assumed at closing, that are secured by first priority mortgages on our properties.

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date

Wickes Furniture	08/24/2007	5,767,155	6.596%	10/01/2017
Villages at Kitty Hawk	08/09/2007	11,550,000	5.686%	09/01/2017
AT&T – Cleveland	07/31/2007	29,242,000	5.813%	08/11/2037
Washington Park Plaza	07/24/2007	30,600,000	5.920%	05/11/2016
Pavilions at Hartman Heritage	07/19/2007	23,450,000	5.595%	08/01/2017

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 251 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of August 24, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,333,251	4,693,332,514	492,799,914	4,200,532,600

Shares sold in the follow-on offering:	628,012	6,280,122	659,413	5,620,709

Shares sold pursuant to our distribution reinvestment plan:	9,593,464	91,137,908	-	91,137,908

Shares repurchased pursuant to our share repurchase program:	(597,386)	(5,525,819)	-	(5,525,819)

	478,977,341	4,785,424,725	493,459,327	4,291,965,398

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.